Imperial Tobacco Group PLC

PO Box 244, Southville, Bristol BS99 7UJ

Tel: +44 (0) 117 933 7286

Fax: +44 (0) 117 933 7430

Ms Cecilia Blye

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

October 12, 2007

Re:

Imperial Tobacco Group PLC

Form 20-F for Fiscal Year Ended September 30, 2006
Filed February 2, 2007
Form 6-K filed July 23, 2007
File No. 1-14874

Dear Ms Blye

Thank you for your letter of September 28, 2007. Having had the opportunity to carefully consider your comments I have set out below our responses. Where requested we have provided supplemental explanation and information and we will revise future filings to expand and enhance our disclosures.

In responding to your comments we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have included each of your comments from your letter, in order and in italics, followed by our responses.

General

1.              We note the disclosure on page 9 of your Form 20-F, and in Exhibit 99.1, regarding your operations and the operations of the Enlarged Group in Iran, Syria and Cuba. In future filings, please revise the disclosure to make clear that the referenced countries are identified by the U.S. State Department as state sponsors of terrorism, so that it will be clear that the risk of “adverse public reaction or reputational harm as a result of doing business in countries that have been identified as state sponsors of terrorism by the U.S. State Department…” to which you refer relates specifically to your operations, and the Enlarged Group’s operations, in Iran, Syria and Cuba.

Imperial Tobacco Response

We will revise our disclosures in future filings to make clear that the referenced countries are identified by the U.S. State Department as state sponsors of terrorism. In this regard, we would propose including a risk factor to the following effect:

“We do business in certain countries subject to international sanctions

Some of the countries in which we do business or with whom we have commercial dealings through third parties, such as Iran, Syria and Cuba, have been identified by the U.S. State Department as state sponsors of terrorism. Our activities in these jurisdictions are currently limited principally to selling tobacco products and purchasing tobacco leaf and are not material to our revenue, profit and financial condition. However, following completion of the proposed acquisition of Altadis, our business in Cuba, from which we have previously only sourced tobacco leaf, will become more significant as a result of Altadis’ 50% ownership interest in Corporacion Habanos S.A. (“Habanos”) a company which distributes cigars manufactured in Cuba.

We seek to comply fully with international sanctions to the extent they are applicable to us and will continue to do so following completion of the proposed acquisition of Altadis. However, in doing so we may be restricted in the sources of products that we supply to these jurisdictions, in our sources of funding for our operations in these jurisdictions or by the nationality of the personnel that we involve in these activities. In particular, Altadis’ cigar operations in Cuba could be materially limited by the operation of the United States Cuban Assets Control Regulations and the United States Cuban Liberty and Democratic Solidarity (Libertad) Act 1996 (commonly known as Helms-Burton). New future sanctions or changes in existing sanctions could further restrict or entirely prevent us and the Enlarged Group from doing business in or having commercial dealings with certain jurisdictions, including Cuba, which could have an adverse effect on our revenue, profit and financial condition and that of the Enlarged Group.

Furthermore, we may suffer from adverse public reaction or reputational harm as a result of doing business in or having commercial dealings through third parties with countries that have been identified as state sponsors of terrorism by the U.S. State Department, including Iran, Syria and Cuba, or that are subject to international sanctions, notwithstanding that our activities comply with applicable international sanctions and regardless of the materiality of our operations in such countries to our operations or financial condition. Any such reaction could have an adverse effect on our revenue, profit and financial condition and that of the Enlarged Group or on the market price for our ordinary shares and ADSs.”

2.              We refer you to the description of your operations in countries identified by the U.S. State Department as state sponsors of terrorism, and your purchase of tobacco leaf grown in Cuba, included in your letter to the staff dated February 11, 2005. Please provide us with an updated description of your operations in, and other contacts with, these countries, and a description of the Enlarged Group’s operations in, and other contacts with, these countries.

Imperial Tobacco Response

As requested we set out below an updated description of our operations in and other contact with nations identified by the U.S. State Department as state sponsors of terrorism.

Iran: The contract manufacturing arrangement with the Iranian Tobacco Company entered into by the group in 2002 remains in force. Under the arrangement we manufacture cigarettes for importation into Iran via a third party distributor. In the year ended September 30, 2006 the value of such net revenue was £4,234,000 and we generated an operating profit of £553,000. No cigarettes have been manufactured and no sales have been made under this arrangement in fiscal 2007.

Syria: We manufacture cigarettes for importation into Syria. In the year ended September 30, 2006 the value of our net revenues for Syria was £2,630,000 (of which £573,000 was for the domestic market and £2,057,000 for the duty free market), generating an operating profit of £1,348,000. Sales in fiscal 2007 were £564,000 in the domestic market and at £3,037,000 in the duty free market, giving a total of £3,601,000. All of the increase between 2006 and 2007 came from the duty free market.

We do not consider our current activity in these countries to be material to the group’s financial results, either individually or in the aggregate. The table below illustrates our net revenues and operating profit in Iran and Syria in amount and as a percentage of total group net revenues and operating profit in fiscal 2006.

	Group	Iran		Syria
	(£ millions)	(£ millions)	(% of Group)	(£ millions)	(% of Group)

Net revenues	3,162	4.2	0.13	2.6	0.08
Operating profit	1,311	0.6	0.05	1.3	0.01

We have not yet released our group financial results for 2007, but expect that our operations in Syria will have a similar level of significance to our group net revenues and operating profit. As mentioned above, we had no sales in Iran in fiscal 2007.

We have no subsidiaries, facilities or group personnel based in either Iran or Syria.

Cuba, North Korea and Sudan: Currently, we do not conduct business in Cuba, North Korea or Sudan. However, we advise the Staff that we purchase tobacco leaf grown in Cuba. These purchases, which are made via an international tobacco leaf dealer, totalled £290,000 in fiscal 2006 and £802,000 in fiscal 2007.

Altadis/the Enlarged Group: We have additionally provided a description of the Altadis operations in these countries. However, given that we have not had access to perform significant due diligence on the Altadis Group, our understanding of Altadis’ operations in these countries is based on information included in public documents filed by Altadis or published by Altadis on its website.

The acquisition of Altadis was approved by our shareholders at an extraordinary general meeting held on August 13, 2007. The formal offer document (folleto informativo) is currently being reviewed by the Comisión Nacional del Mercado de Valores, the Spanish securities regulator (the “CNMV”). Following approval by the CNMV, we will commence our tender offer for Altadis, which has three conditions:  (i) EU competition clearance, (ii) tender of at least 80% of the outstanding ordinary shares of Altadis and (iii) removal of the 10% limitation on the exercise of voting rights contained in Altadis’ by-laws. We have applied for EU competition clearance and are currently awaiting the decision of the regulator. Following the launch of our tender offer, there would be an acceptance period of approximately 60 days during which an extraordinary general meeting of Altadis shareholders would be called in order to remove the voting limitation. As the acquisition is subject to the satisfaction of conditions that are outside of our control, we cannot be certain that the acquisition will be completed.

In 2000 Altadis acquired a 50% interest in Corporacion Habanos S.A. (“Habanos”) a company based in Cuba. Habanos distributes cigars manufactured in Cuba on a global basis. Habanos sales included in the accounts of Altadis for the year ended December 31, 2006 totalled €135million (£93 million) representing 3.4% of the Altadis Group’s economic sales.

We also understand that Altadis manufactures cigarettes for importation into Syria. Altadis have not publicly disclosed the value of its sales to Syria; however, we do not believe such sales will be material to the Enlarged Group. We are not aware of any Altadis operations in Iran, North Korea or Sudan.

3.              Please clarify for us whether the operations of the Enlarged Group in Syria and Cuba will be material to the revenue, profit and financial condition of the Enlarged Group.

Imperial Tobacco Response

Based upon the information that has been made available to us, if the acquisition of Altadis is completed, we estimate that the operations in Syria and Cuba will represent less than 2% of the revenue and profits of the Enlarged Group. As such we do not consider the operations to be material to the revenue, profit and financial condition of the Enlarged Group.

4.              Please advise us whether, and the extent to which, the governments of Iran, Syria, and Cuba, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your and Altadis’ operations.

Imperial Tobacco Response

The Iranian Tobacco Company is a state-owned monopoly. However, because the transactions in which we were involved were the manufacture of cigarettes for sale to them via a third party distributor based in the UAE, we received no revenues from them directly and did not provide them with any cash. As mentioned above, we did not manufacture any cigarettes for import to Iran in fiscal 2007.

Similarly, in Syria, we sold cigarettes for the Syrian domestic market to the General Organisation for Trade, which is a state-owned monopoly. Sales of duty free cigarettes were made through a third party distributor based in the Lebanon. We have no knowledge of the parties or arrangements by which Altadis operates in Syria.

In Cuba, we purchase tobacco leaf grown in Cuba from an international tobacco leaf dealer, and do not deal directly with any Cuba entities. In addition, Altadis owns a 50% interest in Habanos, the remaining 50% of which is owned by the Cuban state. However, as discussed above, the acquisition of Altadis remains subject to the satisfaction of certain conditions which are outside of our control.

Closing comments

I trust our responses to your comments are satisfactory. If you require any further explanations or information when considering our responses to your comments please contact Nick Keveth (Group Financial Controller) on 011 44 117 933 7557.

Yours sincerely

Matthew Phillips

Company Secretary